Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264433 on Form F-3 of our report dated April 21, 2023, relating to the financial statements of AMTD IDEA Group appearing in the current report on Form 6-K dated April 21, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong, the People’s Republic of China

April 21, 2023